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Exhibit 12.1

Nektar Therapeutics
Statement RE: Ratio of Earnings to Fixed Charges
(in thousands, except for ratios)

	Year Ended December 31,						Six Months Ended June 30,
	2003	2002	2001	2000	1999	1998	2004	2003
RATIO OF EARNINGS TO FIXED CHARGES
Loss before income taxes and cumulative effect of accounting change	$(65,721)	$(107,468)	$(250,008)	$(97,403)	$(38,448)	$(18,356)	$(62,032)	$(32,988)
Add: Fixed charges	19,670	18,293	16,297	13,726	2,470	662	19,509	8,478
Less: Capitalized interest	—	—	(1,230)	—	—	(203)	—	—

Earnings	$(46,051)	$(89,175)	$(234,941)	$(83,677)	$(35,978)	$(17,897)	$(42,523)	$(24,510)
Interest expense	$17,897	$16,613	$13,431	$12,138	$2,075	$270	$18,814	$8,302
Amortization of debt issuance costs	1,430	1,268	1,366	1,254	131	—	531	—
Capitalized interest	—	—	1,230	—	—	203	—	—
Estimated interest portion of rental expense	343	412	270	334	264	189	164	176

Fixed charges	$19,670	$18,293	$16,297	$13,726	$2,470	$662	$19,509	$8,478

Excess (deficiency) of earnings available to cover fixed charges	$(65,721)	$(107,468)	$(251,238)	$(97,403)	$(38,448)	$(18,559)	$(62,032)	$(32,988)

Preference dividends	$—	$—	$—	$—	$—	$—	$—	$—

Ratio of Earnings to Fixed Charges	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A
Ratio of Fixed Charges and Preference Dividends to Earnings	N/A	N/A	N/A	N/A	N/A	N/A	N/A	N/A

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  Exhibit 12.1
  Nektar Therapeutics Statement RE: Ratio of Earnings to Fixed Charges (in thousands, except for ratios)